SCHEDULE OF PERFORMANCE COMPUTATIONS

         1.       TOTAL RETURN

         Quotations of average annual total return for a Fund will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Fund over periods of 1, 5 and 10 years (or fractional portion thereof), calculated pursuant to the following formula:
               n
         P(1+T) =ERV

where             P =      a hypothetical initial payment of $1,000,

                  T =      the average annual total return,

                  n =      the number of years, and

                ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period.

         2.       30-DAY YIELD

         Quotations of yield for a Fund will be based on all investment income per share during a particular 30-day (or one month) period (including dividends and interest), less expenses accrued during the period ("net investment income"), and are computed by dividing net investment income by the maximum offering price per share on the last day of the period, according to the following formula:


                     a-b     6
         Yield = 2 [(--- + 1) - 1]
                      cd


where             a =      dividend and  nterest earned during the period,

                  b =      expenses accrued for the period (net of
                           reimbursements),

                  c = the average daily number of shares outstanding during the period that were entitled to receive dividends, and

                  d = the maximum offering price per share on the last day of the period.

         3.       TAX-EQUIVALENT YIELD

         Any tax equivalent yield quotation of a Fund shall be calculated as follows. If the entire current yield quotation for such period is tax-exempt, the tax equivalent yield will be the current yield quotation divided by 1 minus a stated income tax rate or rates. If a portion of the current yield quotation is


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not tax-exempt, the tax equivalent yield will be the sum of (a) that portion of the yield which is tax-exempt divided by 1 minus a stated income tax rate or rates and (b) the portion of the yield which is not tax-exempt.

         4.       7-DAY YIELD (MONEY MARKET FUNDS)

         Quotations of yield for any money market fund will be based on the investment income per share generated over a particular seven-day period, less expenses accrued over the period. The income is then "annualized."

         YIELD = Base Period Return x 365/7

         The effective yield is calculated similarly, but when annualized, the income earned by the investment during that seven-day period is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.
                                                    365/7
         EFFECTIVE YIELD = [(Base Period Return + 1)     ] - 1

where    Base Period Return =     the sum of daily dividends declared during the
                                  seven-day period.



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